Filed Pursuant to Rule 424(b)(3)

SEC File #333-195014

Prospectus Supplement

Dated November 14, 2016 (to Prospectus dated April 14, 2016)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 14, 2016.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the three- and nine-months period ended September 30, 2016 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on November 14, 2014.

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2016

1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and nine-month periods ended September 30, 2016 and 2015.  This discussion and analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2015 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2015 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of September 30, 2016, the Company’s business was operated through a network of 292 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance policies as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets of the Company amounted to $689.8 million at September 30, 2016 compared to $674.4 million at December 31, 2015, representing a $15.4 million (2%) increase.  The majority of the increase in total assets was due to growth in the Company’s cash and cash equivalents (including short-term investments), growth in our investment portfolios and growth in miscellaneous other assets.  Offsetting a portion of the growth in assets was a decline in our net loan portfolio.

Cash and cash equivalents (excluding restricted cash) increased $19.4 million (38%) at September 30, 2016 compared to December 31, 2015.  The increase was generated by cash flows from operating activities and financing activities.

Restricted cash consists of funds maintained in restricted accounts held by the Company's insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of their reinsurance agreements.  Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers.  At September 30, 2016, restricted cash decreased $7.7 million (83%) compared to December 31, 2015 mainly due to the transfer of a portion of previously restricted cash into trust accounts in the investment portfolios for the purpose of increasing yields.  See Note 3, "Investment Securities" in the accompaning "Notes to Unaudited Condensed Consolidated Financial Statements" for further discussion of amounts held in trust.

Our net loan portfolio was $383.3 million at September 30, 2016 compared to $406.4 million at December 31, 2015, representing a $23.1 million decrease.  Loan liquidations exceeded loan originations during the nine-month period just ended which resulted in the decline in the loan portfolio.  Also contributing to the decline was an increase in our allowance for loan losses.  Included in our net loan portfolio is our allowance for loan losses which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in the loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  Based on that analysis, Management added $7.5 million to the allowance for loan losses as of September 30, 2016.  See Note 2, “Allowance for Loan Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for loan losses.  Management believes the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at September 30, 2016; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance.  Any increase could have a material adverse impact on our results of operations or financial condition in the future.

The Company experienced a $24.6 million (15%) growth in its investment portfolio during the nine-month period ended September 30, 2016.  A portion of surplus funds generated from sales of the Company's debt securities and funds generated from operations were invested in the portfolio to increase yields.  Higher market values on investments held as available for sale also contributed to the increase in our investment portfolio.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A portion of these investment securities have been designated as “available for sale” (94% as of September 30, 2016 and 89% as of December 31, 2015) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis.  In addition to the investment portfolio, the Company has funds in an equity method investment, with such investment accounted for using the equity method.  The balance in the fund at September 30, 2016 was $25.6 million compared to $25.0 million at December 31, 2015.  The Company has no additional investment commitments to the fund.  Management believes the Company has adequate funding available to meet liquidity needs for the foreseeable future.

Other assets increased $1.6 million (7%) at September 30, 2016 compared to December 31, 2015.  The majority of the growth was due to an increase in purchased fixed assets.

A significant source of funding for the Company is sales of its senior and subordinated debt to investors.  The aggregate amount of senior and subordinated debt outstanding at September 30, 2016 was $441.7 million compared to $424.5 million at December 31, 2015, representing a 4% increase.  The growth was directly related to higher sales of the Company’s debt securities.

Accrued expenses and other liabilities decreased $4.1 million (16%) at September 30, 2016 compared to December 31, 2015 mainly due to disbursement of the 2015 incentive bonus in February 2016.  Lower accrued expenses associated with our current year incentive bonus plan also contributed to the decrease in accrued expenses and other liabilities.

Results of Operations:

During the three- and nine-month periods ended September 30, 2016, total revenues were $52.0 million and $156.3 million, respectively, compared to $53.1 million and $154.8 million during the same periods a year ago.  Revenues are generated primarily from interest and finance charge income and insurance premiums and commissions earned on our loan and investment portfolios.  The aforementioned decline in our loan portfolio during the current year has resulted in slower growth in revenues during the current year.  During the three-month period just ended, revenues were slightly lower than the same period a year ago.

Net income declined $5.0 million (97%) and $13.1 million (58%) during the three- and nine-month periods ended September 30, 2016, respectively, compared to the same periods during 2015.  Significant increases in the Company's provision for loan losses during the current year was the primary factor contributing to lower net income.  Lower net insurance income during the current year was also a factor contributing lower net income.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities.  Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt.  Our net interest income increased $.5 million (1%) and $3.1 million (3%) during the three- and nine-month periods ended September 30, 2016, respectively, compared to the same periods in 2015.  Average net receivables increased $21.5 million (5%) during the nine months just ended compared to the same period a year ago.  The higher level of average net receivables led to an increase in interest and finance charges earned of $.5 million (1%) and $3.8 million (3%) during the three- and nine-month periods ended September 30, 2016, respectively, compared to the same periods in 2015.

Although average daily borrowings increased $45.9 million during the nine-month period ended September 30, 2016 compared to the same period in 2015, the relatively low interest rate environment continued to enable management to minimize increases in borrowing costs.  The Company's average borrowing rate was 3.13% and 3.27% during the nine-month periods ended September 30, 2016 and 2015, respectively.  There was a minimal increase in interest expense during the three-month period just ended as compared to the same period a year ago.  During the nine-month period just ended, interest cost increased approximately $.7 million (7%) compared to the same comparable period a year ago, mainly due to the increase in average borrowings.

Management projects that, based on historical results, average net receivables will grow during the fourth quarter of 2016, and earnings are expected to increase accordingly.  However, a decrease in net receivables or an increase in interest rates on outstanding borrowings, could negatively impact our net interest margin.

Insurance Income

During the three- and nine-month periods just ended September 30, 2016, net insurance income decreased $2.4 million (22%) and $2.4 million (8%), respectively, compared to the same comparable periods a year ago.  The decrease was mainly due to lower insurance revenue due to a decline in the number of customers opting for credit insurance products offered by the Company on certain loan products and a higher percentage of loan originations on loan products that do not include an option for insurance during the current year.

Lower insurance claims and expenses during the current year reportable periods offset a portion of the increase in net insurance income.

Other Revenue

Other revenue increased $1.2 million (367%) and $1.0 million (41%) for the three- and nine-month periods ended September 30, 2016 compared to the same periods in 2015.  Higher earnings on our equity fund investment was the primary factor contributing to the increase in other revenue.

Provision for Loan Losses

The Company’s provision for loan losses is a charge against earnings to maintain the allowance for loan losses at a level that Management estimates is adequate to cover probable losses inherent as of the date of the statement of financial position.

Our provision for loan losses increased $5.6 million (51%) and $15.3 million (65%) during the three- and nine-month periods ended September 30, 2016 compared to same the periods in 2015.  Higher increases in net charge offs and the aforementioned increase in the allowance for loan losses during the current year were responsible for the higher provision during the current year periods.  Over the last twelve months, adoption of more stringent collection policies and procedures designed to limit the Company’s exposure to losses over the longer term has contributed to higher delinquency and higher net charge offs.

Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions.  As a result of the aforementioned increase in net charge offs, increased delinquency rates and a higher number of customer bankruptcies, Management increased the allowance for loan losses to $41.0 million at September 30, 2016 from $33.5 million at December 31, 2015.  Management also continues to monitor unemployment rates, which have decreased slightly in recent periods, but remain higher than historical averages in certain of the states in which we operate.  Volatility in gasoline prices is also being monitored.  These factors tend to adversely impact our customers which, in turn, could have an adverse impact on our allowance for loan losses.

Based on present and expected overall economic conditions, however, Management believes the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio as of September 30, 2016.  However, continued increases in net charge offs, delinquency rates, bankruptcy trends and/or continued high than average levels of unemployment in certain states the Company operates in, and/or volatile market conditions could cause actual losses to vary materially from our estimated amounts.  Management may determine it is appropriate to increase the allowance for loan losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses decreased $.9 million (3%) and $.8 million (1%) during the three- and nine-month periods ended September 30, 2016, respectively, compared to the same periods a year ago.  Other operating expenses encompasses personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense decreased $1.5 million (8%) and $1.3 million (2%) during the three- and nine-month periods just ended compared to the same periods in 2015.  Although salaries have increased due to increases in our employee base and annual salary increases, overall personnel expense declined during the comparable periods primarily due to reductions in accruals related to the Company's bonus plan program.  Based on current year operating results to date and Management's projections for the remainder of the year, the achievement of certain goals set at the beginning of the year are uncertain.  As a result, Management reduced accruals for the 2016 incentive award program.

Occupancy expense increased $.3 million (8%) and $.4 million (4%) during the three- and nine-month periods ended September 30, 2016, respectively, compared to the same comparable periods in 2015.  Higher depreciation expenses and higher rent expense were the primary factors contributing the increases during the current year.

Miscellaneous other operating expenses increased $.3 million (5%) and $.1 million (1%) during the three- and nine-month periods ended September 30, 2016, respectively, compared to the same prior year periods.  The increases were primarily due to higher business promotion expenses, aircraft operating expenses, credit bureau dues, insurance premiums paid, insurance refunds paid on purchased receivables, stationary supplies and consultant fees.  Offsetting a portion of the increases were lower advertising expenses, collection expenses and certain travel expenses.  Lower taxes and license expenses also offset a portion of the increases in miscellaneous other operating expenses.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 88% and 30% during the three- and nine-month periods ended September 30, 2016, respectively compared to 24% and 14% during each of the same periods during 2015.  Normally, the Company’s effective tax rates during the reporting periods are lower than statutory rates due to income at the S corporation level being passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.  The tax rates of the Company’s insurance subsidiaries are normally below statutory rates primarily due to investments in tax exempt bonds held by the Company’s insurance subsidiaries.  Effective income tax rates were higher during the current year reporting periods due to lower income ratios between the Company and its insurance subsidiaries compared to the same comparable periods a year ago.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates continued to be near historical low levels during the reporting period.  The possibility of market fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin.  Please refer to the market risk analysis discussion contained in our 2015 Annual Report on Form 10-K as of and for the year ended December 31, 2015 for a more detailed analysis of our market risk exposure.  There were no material changes in our risk exposures in the nine months ended September 30, 2016 as compared to those at December 31, 2015.

Liquidity and Capital Resources:

As of September 30, 2016 and December 31, 2015, the Company had $70.9 million and $51.4 million, respectively, invested in cash and cash equivalents, the majority of which was held by the parent company.

The Company’s investments in marketable securities can be readily converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly-owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiary.  At December 31, 2015, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $70.5 million and $67.3 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2016, without prior approval of the Georgia Insurance Commissioner, is approximately $11.8 million.  No dividends were paid during the nine-month period ended September 30, 2016.

The majority of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (the “credit agreement”).  The credit agreement, as amended, provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less and has a maturity date of September 11, 2018.  Available borrowings under the credit agreement were $100.0 million at September 30, 2016 and December 31, 2015, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2016, the Company was in compliance with all covenants.  Management believes this credit facility, when considered with the Company’s other expected sources of funds, should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.  During the nine months ended September 30, 2016, there were no material changes to the critical accounting policies or related estimates previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience factors, delinquency reports, historical collection rates, economic trends such as unemployment rates, gasoline prices and bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on the type product offered by state.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)
	September 30,	December 31,
	2016	2015
ASSETS

CASH AND CASH EQUIVALENTS	$ 70,864,865	$ 51,449,417

RESTRICTED CASH	1,596,646	9,335,466

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	462,772,295 24,081,052 31,773,485 518,626,832 57,788,187 36,521,542 41,000,000 383,317,103	494,836,733 22,128,090 30,071,077 547,035,900 65,699,425 41,446,393 33,500,000 406,390,082

INVESTMENT SECURITIES: Available for Sale, at fair value Held to Maturity, at amortized cost	173,466,683 12,058,377 185,525,060	143,862,165 17,058,181 160,920,346

EQUITY METHOD INVESTMENT	25,598,168	24,989,505

OTHER ASSETS	22,887,943	21,328,993

TOTAL ASSETS	$ 689,789,785	$ 674,413,809

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 406,742,446	$ 388,489,295
ACCRUED EXPENSES AND OTHER LIABILITIES	21,373,274	25,430,137
SUBORDINATED DEBT	34,981,404	36,004,009
Total Liabilities	463,097,124	449,923,441

COMMITMENTS AND CONTINGENCIES (Note 6) STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	5,699,008	4,142,986
Retained Earnings	220,823,653	220,177,382
Total Stockholders' Equity	226,692,661	224,490,368

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 689,789,785	$ 674,413,809

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

INTEREST INCOME	$ 38,776,224	$ 38,265,190	$ 116,891,161	$ 113,125,629
INTEREST EXPENSE	3,317,192	3,301,563	10,222,086	9,547,369
NET INTEREST INCOME	35,459,032	34,963,627	106,669,075	103,578,260

Provision for Loan Losses	16,458,632	10,872,712	38,910,312	23,623,741

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,000,400	24,090,915	67,758,763	79,954,519

INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses Total Net Insurance Income	11,748,397 3,056,504 8,691,893	14,467,351 3,337,341 11,130,010	35,906,987 8,688,489 27,218,498	39,156,586 9,518,553 29,638,033

OTHER REVENUE	1,518,998	324,958	3,505,592	2,485,796

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	16,902,141 3,718,068 7,148,541 27,768,750	18,428,921 3,436,623 6,823,662 28,689,206	53,088,061 10,747,606 21,340,428 85,176,095	54,382,912 10,347,824 21,222,160 85,952,896

INCOME BEFORE INCOME TAXES	1,442,541	6,856,677	13,306,758	26,125,452

Provision for Income Taxes	1,264,260	1,672,378	4,010,057	3,757,167

NET INCOME	178,281	5,184,299	9,296,701	22,368,285

RETAINED EARNINGS, Beginning of Period	220,645,372	214,723,695	220,177,382	204,613,711

Distributions on Common Stock	-	3,228,000	8,650,430	10,302,002

RETAINED EARNINGS, End of Period	$220,823,653	$216,679,994	$ 220,823,653	$ 216,679,994

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$1.05	$30.50	$54.69	$131.58

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015

Net Income	$ 178,281	$ 5,184,299	$ 9,296,701	$ 22,368,285

Other Comprehensive (Loss) Income:
Net changes related to available-for-sale
Securities:
Unrealized (losses) gains	(2,461,871)	2,298,970	2,958,541	(998,656)
Income tax benefit (expense)	840,318	(636,001)	(1,386,154)	194,640
Net unrealized (losses) gains	(1,621,553)	1,662,969	1,572,387	(804,016)

Less reclassification of gain (loss) to
net income (1)	15,840	(280)	16,365	41,243

Total Other Comprehensive
(Loss) Income	(1,637,393)	1,663,249	1,556,022	(845,259)

Total Comprehensive (Loss) Income	$ (1,459,112)	$ 6,847,548	$ 10,852,723	$ 21,523,026

1.

Reclassified $24,000 to other operating expenses and $8,160 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the three-month period ended September 30, 2016.

Reclassified $280 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the three-month period ended September 30, 2015.

Reclassified $24,795 to other operating expenses and $8,430 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the nine-month period ended September 30, 2016.

Reclassified $56,113 to other operating expenses and $14,870 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the nine-month period ended September 30, 2015.

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 9,296,701	$ 22,368,285
Adjustments to reconcile net income to net cash Provided by operating activities:
Provision for loan losses	38,910,312	23,623,741
Depreciation and amortization	2,727,162	2,516,257
(Benefit) provision for deferred income taxes	(357,629)	975,636
(Earnings) loss in equity method investment	(608,664)	561,265
Other	511,736	613,227
Decrease (increase) in miscellaneous other assets	1,454,029	(9,398,702)
Decrease in other liabilities	(5,076,958)	(636,393)
Net Cash Provided	46,856,689	40,623,316

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(277,515,453)	(274,603,774)
Loan payments	261,678,120	249,563,834
Decrease (increase) in restricted cash	7,738,820	(937,063)
Purchases of marketable debt securities	(34,098,392)	(10,129,153)
Sales of marketable debt securities	344,000	797,246
Redemptions of marketable debt securities	11,560,000	10,510,000
Fixed asset additions, net	(5,728,452)	(2,460,117)
Net Cash Used	(36,021,357)	(27,259,027)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in senior demand notes	(2,684,064)	4,035,288
Advances on credit line	399,962	398,991
Payments on credit line	(399,962)	(398,991)
Commercial paper issued	44,512,005	49,130,075
Commercial paper redeemed	(23,574,790)	(19,730,831)
Subordinated debt securities issued	5,132,524	6,273,234
Subordinated debt securities redeemed	(6,155,129)	(7,495,000)
Dividends / Distributions	(8,650,430)	(10,302,002)
Net Cash Provided	8,580,116	21,910,764

NET INCREASE CASH AND CASH EQUIVALENTS	19,415,448	35,275,053

CASH AND CASH EQUIVALENTS, beginning	51,449,417	14,726,542

CASH AND CASH EQUIVALENTS, ending	$ 70,864,865	$ 50,001,595

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Paid	$ 10,268,305	$ 9,462,917
Income Taxes Paid	4,874,000	2,637,000

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2015 and for the year then ended included in the Company's 2015 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of September 30, 2016 and December 31, 2015, and its consolidated results of operations and comprehensive income for the three and nine-month periods ended September 30, 2016 and 2015 and its consolidated cash flows for the nine-months ended September 30, 2016 and 2015. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited).  The Company has no dilutive securities outstanding.

Recent Accounting Pronouncements:

There have been no updates to recent accounting pronouncements reported in our 2015 annual report and no new pronouncements effective this year the Management believes would have a material impact on the Company.

Note 2 – Allowance for Loan Losses

The allowance for loan losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on-going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state.  Delinquency and bankruptcy filing trends are also tracked.  If trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance.  The total portfolio is evaluated for credit losses based on contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, Management classifies the account as being 60-89 days past due; when four or more installments are past due, Management classifies the account as being 90 days or more past due.  When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid. In connection with any bankruptcy court-initiated repayment plan and as allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in nonaccrual status.  At such time, the accrual of any additional finance charges is discontinued.  Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status.  Nonaccrual loans return to accrual status when the loan becomes less than 60 days past due.  There were no loans 60 days or more past due and still accruing interest at September 30, 2016 or December 31, 2015.  The Company’s principal balances on non-accrual loans by loan class as of September 30, 2016 and December 31, 2015 are as follows:

Loan Class	September 30, 2016	December 31, 2015

Consumer Loans	$ 25,203,344	$ 25,070,209
Real Estate Loans	1,121,717	846,894
Sales Finance Contracts	1,071,559	1,009,475
Total	$ 27,396,620	$ 26,925,578

An aging analysis of principal balances on past due loans, segregated by loan class, as of September 30, 2016 and December 31, 2015 follows:

September 30, 2016	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 19,898,246	$ 10,911,780	$ 18,856,748	$ 49,666,774
Real Estate Loans	763,864	471,255	994,974	2,230,093
Sales Finance Contracts	775,211	435,636	776,044	1,986,891
Total	$ 21,437,321	$ 11,818,671	$ 20,627,766	$ 53,883,758

December 31, 2015	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 13,836,033	$ 8,073,384	$ 15,895,050	$ 37,804,467
Real Estate Loans	321,249	161,974	480,929	964,152
Sales Finance Contracts	498,374	346,930	584,919	1,430,223
Total	$ 14,655,656	$ 8,582,288	$ 16,960,898	$ 40,198,842

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total loan portfolio is also used as a credit quality indicator.  The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at September 30, 2016 and December 31, 2015 was 2.71% and 2.40%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

September 30, 2016	Principal Balance	% Portfolio	9 Months Net Charge Off (Recoveries)	% Net Charge Offs

Consumer Loans	$ 465,389,045	89.4%	$ 30,423,499	96.8%
Real Estate Loans	23,609,087	4.5	(9,351)	-
Sales Finance Contracts	31,945,600	6.1	996,164	3.2
Total	$ 520,943,732	100.0%	$ 31,410,312	100.0%

September 30, 2015	Principal Balance	% Portfolio	9 Months Net Charge Offs (Recoveries)	% Net Charge Offs

Consumer Loans	$ 465,651,103	90.0%	$ 20,740,658	97.6%
Real Estate Loans	22,027,139	4.3	(8,476)	-
Sales Finance Contracts	29,650,932	5.7	511,559	2.4
Total	$ 517,329,174	100.0%	$ 21,243,741	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together with consumer loans, represented approximately 96% of the Company’s loan portfolio at September 30, 2016 and 2015.  As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  Due to the composition of the loan portfolio, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  We have not acquired any impaired loans with deteriorating quality during any period reported.  The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	Three Months Ended		Nine Months Ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Allowance for Credit Losses:
Beginning Balance	$ 36,200,000	$ 28,620,000	$ 33,500,000	$ 28,620,000
Provision for Loan Losses	16,458,632	10,872,712	38,910,312	23,623,741
Charge-offs	(14,424,243)	(10,894,081)	(39,852,727)	(28,694,086)
Recoveries	2,765,611	2,401,369	8,442,415	7,450,345
Ending Balance	$ 41,000,000	$ 31,000,000	$ 41,000,000	$ 31,000,000

	Three Months Ended		Nine Months Ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Finance receivables:
Ending balance	$ 520,943,732	$ 517,329,174	$ 520,943,732	$ 517,329,174
Ending balance; collectively evaluated for impairment	$ 520,943,732	$ 517,329,174	$ 520,943,732	$ 517,329,174

Troubled Debt Restructings ("TDRs") represent loans on which the original terms of the loans have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/ or reductions in the amount owed by the borrower.  The following table presents a summary of loans that were restructured during the three months ended September 30, 2016.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	3,438	$ 8,039,469	$ 7,717,049
Real Estate Loans	11	151,271	151,271
Sales Finance Contracts	102	248,702	239,022
Total	3,551	$ 8,439,442	$ 8,107,342

The following table presents a summary of loans that were restructured during the three months ended September 30, 2015.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	2,052	$ 4,531,163	$ 4,204,960
Real Estate Loans	17	142,923	142,812
Sales Finance Contracts	66	129,277	120,583
Total	2,135	$ 4,803,363	$ 4,468,355

The following table presents a summary of loans that were restructured during the nine months ended September 30, 2016.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	8,600	$ 18,235,460	$ 17,404,025
Real Estate Loans	26	308,017	308,017
Sales Finance Contracts	282	629,089	588,812
Total	8,908	$ 19,172,566	$ 18,300,854

The following table presents a summary of loans that were restructured during the nine months ended September 30, 2015.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	4,944	$ 11,066,464	$ 10,360,791
Real Estate Loans	36	310,569	304,547
Sales Finance Contracts	176	333,237	310,099
Total	5,156	$ 11,710,270	$ 10,975,437

TDRs that occurred during the previous twelve months and subsequently defaulted during the three months ended September 30, 2016 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	1,481	$ 2,121,462
Real Estate Loans	-	-
Sales Finance Contracts	31	41,612
Total	1,512	$ 2,163,074

TDRs that occurred during the twelve months ended September 30, 2015 and subsequently defaulted during the three months ended September 30, 2015 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	686	$ 944,944
Real Estate Loans	-	-
Sales Finance Contracts	21	28,186
Total	707	$ 973,130

TDRs that occurred during the previous twelve months and subsequently defaulted during the nine months ended September 30, 2016 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	3,271	$ 4,662,399
Real Estate Loans	1	1,358
Sales Finance Contracts	96	152,916
Total	3,368	$ 4,816,673

TDRs that occurred during the twelve months ended September 30, 2015 and subsequently defaulted during the nine months ended September 30, 2015 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	1,338	$ 1,891,431
Real Estate Loans	1	1,000
Sales Finance Contracts	51	61,358
Total	1,390	$ 1,953,789

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair values of these debt securities were as follows:

	As of September 30, 2016		As of December 31, 2015
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 164,793,908 130,316 $ 164,924,224	$ 173,156,997 309,686 $ 173,466,683	$ 138,123,137 130,316 $ 138,253,453	$ 143,533,384 328,781 $ 143,862,165
Held to Maturity: Obligations of states and political subdivisions	$ 12,058,377	$ 12,080,529	$ 17,058,181	$ 17,171,053

Gross unrealized losses on investment securities totaled $567,670 and $342,867 at September 30, 2016 and December 31, 2015, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of September 30, 2016 and December 31, 2015:

Less than 12 Months			12 Months or Longer		Total
September 30, 2016	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 19,160,799	$ (424,363)	$ 887,201	$ (19,154)	$ 20,048,000	$ (443,517)

Held to Maturity:
Obligations of states and political subdivisions	3,922,814	(74,850)	1,167,583	(49,303)	5,090,397	(124,153)

Overall Total	$ 23,083,613	$ (499,213)	$ 2,054,784	$ (68,457)	$25,138,397	$ (567,670)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2015	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 7,154,930	$ (75,054)	$ 4,287,447	$ (137,308)	$ 11,442,377	$ (212,362)

Held to Maturity:
Obligations of states and political subdivisions	4,471,673	(61,813)	1,406,089	(68,692)	5,877,762	(130,505)

Overall Total	$ 11,626,603	$ (125,024)	$ 5,693,536	$ (206,000)	$ 17,320,139	$ (342,867)

The previous two tables represent 27 and 25 investments held by the Company at September 30, 2016 and December 31, 2015, respectively, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations.  Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not consider the impairment of any of these investments to be other-than-temporary at September 30, 2016 or December 31, 2015.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves.  Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank").  US Bank serves as trustee under a trust agreement with the Company's property and casualty insurance company subsidiary ("Frandisco P&C"), as grantor, and American Bankers Insurance Company of Florida, as beneficiary.  At September 30, 2016, this trust held $33.2 million in available-for-sale investment securities at market value and $6.0 million in held-to-maturity investment securities at amortized cost.  US Bank also serves as trustee under a trust agreement with the Company's life insurance subsidiary (“Frandisco Life”), as grantor, and American Bankers Life Assurance Company, as beneficiary.  At September 30, 2016, the trust for Frandisco Life held $6.4 million in available-for-sale investment securities at market value.  The amounts required to be in each Trust change as required reserves change.  All earnings on assets in the trusts are remitted to Frandisco P&C and Frandisco Life, respectively.  Any charges associated with the trust are paid by the beneficiaries of each trust.

Note 4 – Fair Value

Under Accounting Standards Codification No. 820 ("ASC No. 820"), fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for

identical or similar instruments in markets that are not active; and model-derived   valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents:  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.  The estimate of the fair value of cash and cash equivalents is classified as Level 1 in the fair value hierarchy.

Loans:  The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximates the carrying value since the interest rate charged by the Company approximates market rate.  The estimate of fair value of loans is classified as Level 3 in the fair value hierarchy.

Marketable Debt Securities:  The Company values Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data.  State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs.  See additional information, including the table below, regarding fair value under ASC No. 820, and the fair value measurement of available-for-sale marketable debt securities.

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment.  The estimate of fair value of senior debt securities is classified within Level 2 in the fair value hierarchy.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  The estimate of fair value of subordinated debt securities is classified within Level 2 in the fair value hierarchy.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures.  We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker.  There was no change in this methodology during any period reported, although the use of different information or methodologies may have resulted in materially different determinations.

Assets measured at fair value as of September 30, 2016 and December 31, 2015 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	September 30,	Assets	Inputs	Inputs
Description	2016	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 309,686 173,156,997 $ 173,466,683	$ 309,686 -- $ 309,686	$ -- 173,156,997 $173,156,997	$ -- -- $ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2015	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 328,781 143,533,384 $ 143,862,165	$ 328,781 -- $ 328,781	$ -- 143,533,384 $ 143,533,384	$ -- -- $ --

Note 5 – Equity Method Investment

The Company has one investment accounted for using the equity method of accounting.  On November 1, 2013, the Company invested $10.0 million in Meritage Capital, Centennial Absolute Return Fund, L.P. (the "Fund").  An additional $15.0 million was invested in the same fund on April 1, 2014.  The carrying value of this investment was $25.6 million and $25.0 million as of September 30, 2016 and December 31, 2015, respectively.  The Company recognized gains of $.5 million and $.6 million from this investment during the three- and nine-month periods ended September 30, 2016, respectively, compared to losses of $.7 million and $.6 million during the same comparable periods a year ago.  The (loss) income was recorded in other revenue on the Company's consolidated statements of income and retained earnings.  With at least 60 days notice, the Company has the ability to redeem its investment in the Fund at the end of any calendar quarter.  The Company has no investment commitments to the Fund.

Condensed financial statement information of the equity method investment is as follows:

	Sept. 30, 2016	December 31, 2015
Company's equity method investment	$ 25,598,168	$ 24,989,505
Partnership assets	$ 125,852,652	$ 97,456,613
Partnership liabilities	$ 146,041	$ 148,566
Partnership net (loss) income	$ 3,428,828 (a)	$ (3,344,462)(b)

Note

(a)  Represents 9 months of net income.

(b)  Represents 12 months of net income.

Note 6 – Commitments and Contingencies

The Company is, and expects in the future to be, involved in various legal proceedings incidental to its business from time to time.  Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable.  At September 30, 2016, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Note 7 – Income Taxes

Effective income tax rates were 88% and 30% during the three- and nine-month periods ended September 30, 2016, respectively, compared to 24% and 14% during the same periods ended 2015, respectively.  The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns, of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to investments in tax exempt bonds held by the Company’s insurance subsidiaries.

 Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc.  The credit agreement provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less and has a maturity date of September 11, 2018.  Available borrowings under the credit agreement were $100.0 million at September 30, 2016 and December 31, 2015, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2016, the Company was in compliance with all covenants.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  Please refer to the disclosure contained in Note 10 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2015 for additional information on such transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280.  FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.  The Company operates in five operating divisions that comprise one reportable business segment.  Division I through Division V.  Each division consists of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I consists of offices located in South Carolina.  Offices in North Georgia comprise Division II.  Division III consists of offices in South Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of each of the divisions are the same as those for the Company as a whole.  Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management.  All division revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

The following table summarizes revenues, profit and assets by each of the Company's divisions.  Also in accordance therewith, a reconciliation to consolidated net income is provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in thousands)
Division Revenues:
3 Months ended 9/30/2016	$ 6,536	$11,928	$ 11,332	$ 10,187	$ 8,356	$ 48,339
3 Months ended 9/30/2015	$ 6,778	$ 12,122	$ 11,051	$ 10,443	$ 9,005	$ 49,399
9 Months ended 9/30/2016	$ 20,473	$35,540	$ 33,367	$30,965	$25,882	$ 146,227
9 Months ended 9/30/2015	$ 20,192	$ 35,182	$ 31,936	$ 29,858	$ 26,241	$ 143,409

Division Profit:
3 Months ended 9/30/2016	$ 1,265	$ 4,436	$ 4,155	$ 2,853	$ 1,582	$ 14,291
3 Months ended 9/30/2015	$ 2,296	$ 5,637	$ 4,923	$ 4,102	$ 3,064	$ 20,022
9 Months ended 9/30/2016	$ 4,681	$ 14,249	$ 13,514	$ 9,999	$ 6,067	$ 48,510
9 Months ended 9/30/2015	$ 7,103	$ 16,907	$ 14,479	$ 11,650	$ 9,368	$ 59,507

Division Assets:
9/30/2016	$56,936	$ 111,037	$102,087	$ 107,963	$73,852	$ 451,875
12/31/2015	65,026	110,524	103,027	109,469	81,984	470,030

			3 Months Ended 9/30/2016 (in Thousands)	3 Months Ended 9/30/2015 (in Thousands)	9 Months Ended 9/30/2016 (in Thousands)	9 Months Ended 9/30/2015 (in Thousands)
Reconciliation of Profit:
Profit per division			$14,291	$ 20,022	$48,510	$ 59,507
Corporate earnings not allocated			3,704	3,658	10,077	11,359
Corporate expenses not allocated			(16,553)	(16,824)	(45,280)	(44,741)
Income taxes not allocated			(1,264)	(1,672)	(4,010)	(3,757)
Net income			$ 178	$ 5,184	$ 9,297	$ 22,368

BRANCH OPERATIONS

Ronald F. Morrow	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President
Joseph R. Cherry	Area Vice President
John B. Gray	Area Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Carla Eldridge	Steve Knotts	Larry Mixson
Michelle Rentz Benton	Jimmy Fairbanks	Judy Landon	William Murillo
Maurice Bize	Chad Frederick	Sharon Langford	Mike Olive
Bert Brown	Shelia Garrett	Jeff Lee	Hilda Phillips
Ron Byerly	Kim Golka	Lynn Lewis	Ricky Poole
Keith Chavis	Brian Hill	Jimmy Mahaffey	Jennifer Purser
Bryan Cook Richard Corirossi	David Hoard Gail Huff	John Massey Vicky McCleod	Summer Rhodes Mike Shankles
Jeremy Cranfield Joe Daniel	Jerry Hughes Janice Hyde	Brian McSwain Marty Miskelly	Harriet Welch Robert Whitlock
Loy Davis

BRANCH OPERATIONS

ALABAMA
Adamsville	Center Point	Fayette	Jasper	Oxford	Selma
Albertville	Clanton	Florence	Moody	Ozark	Sylacauga
Alexander City	Cullman	Fort Payne	Moulton	Pelham	Tallassee
Andalusia	Decatur	Gadsden	Muscle Shoals	Prattville	Troy
Arab	Dothan (2)	Hamilton	Opelika	Russellville (2)	Tuscaloosa
Athens	Enterprise	Huntsville (2)	Opp	Scottsboro	Wetumpka
Bessemer
GEORGIA
Adel	Canton	Dalton	Greensboro	Manchester	Stockbridge
Acworth	Carrollton	Dawson	Griffin	McDonough	Swainsboro
Albany	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvania
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Sylvester
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomaston
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomasville
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Thomson
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Tifton
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Toccoa
Baxley	Cochran	Fayetteville	Jackson	Perry	Tucker
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Valdosta
Blakely	Columbus	Flowery Branch	Jefferson	Richmond Hill	Vidalia
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Villa Rica
Bremen	Conyers	Forsyth	Kennesaw	Royston	Warner Robins
Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Washington
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waycross
Butler	Covington	Gainesville	Lawrenceville	Savannah	Waynesboro
Cairo Calhoun	Cumming Dahlonega	Garden City Georgetown	Macon Madison	Statesboro	Winder

BRANCH OPERATIONS
(Continued)

LOUISIANA
Abbeville	Crowley	Houma	Marksville	Opelousas	Springhill
Alexandria	Denham Springs	Jena	Minden	Pineville	Sulphur
Baker	DeRidder	Lafayette	Monroe	Prairieville	Thibodaux
Bastrop	Eunice	Lake Charles	Morgan City	Ruston	West Monroe
Bossier City Covington	Franklin Hammond	LaPlace Leesville	Natchitoches New Iberia	Slidell	Winnsboro

MISSISSIPPI
Amory	Columbia	Gulfport	Jackson	Newton	Pontotoc
Batesville	Columbus	Hattiesburg	Kosciusko	Olive Branch	Ripley
Bay St. Louis	Corinth	Hazlehurst	Magee	Oxford	Senatobia
Booneville	Forest	Hernando	McComb	Pearl	Starkville
Brookhaven	Greenwood	Houston	Meridian	Philadelphia	Tupelo
Carthage	Grenada	Iuka	New Albany	Picayune	Winona

SOUTH CAROLINA
Aiken	Chester	Georgetown	Laurens	North Charleston	Spartanburg
Anderson	Columbia	Greenwood	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Conway	Greer	Manning	North Myrtle Beach	Sumter
Beaufort	Dillon	Hartsville	Marion	Orangeburg	Union
Camden	Easley	Irmo	Moncks Corner	Rock Hill	Walterboro
Cayce	Florence	Lake City	Myrtle Beach	Seneca	Winnsboro
Charleston	Gaffney	Lancaster	Newberry	Simpsonville	York
Cheraw

TENNESSEE
Alcoa	Crossville	Greenville	LaFollette	Murfreesboro	Sparta
Athens	Dayton	Hixson	Lenior City	Newport	Tullahoma
Bristol	Elizabethton	Johnson City	Madisonville	Powell	Winchester
Cleveland	Gallatin	Kingsport	Morristown	Sevierville

DIRECTORS

Ben F. Cheek, IV Chairman 1st Franklin Financial Corporation	John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

Ben F. Cheek, III Vice Chairman 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson President Bowen & Watson, Inc.

Jim H. Harris, III Founder / Co-owner Unichem Technologies Founder / Owner / President Moonrise Distillery

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Vice Chairman

Virginia C. Herring President and Chief Executive Officer

A. Roger Guimond Executive Vice President and Chief Financial Officer

Daniel E. Clevenger, II Executive Vice President - Compliance

C. Michael Haynie Executive Vice President - Human Resources

Kay S. O'Shields Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303